Exhibit 99.3

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

Trading Symbol: SVM.TO	January 8, 2009

Drilling Intersects High-Grade Silver Mineralization in V2 and V6 Veins at the GC Silver-Lead-Zinc Project in Guangdong Province, Southern China

VANCOUVER, B.C. – January 8, 2009 – Silvercorp Metals Inc. (TSX-SVM) ("Silvercorp" or the "Company") is pleased to provide exploration results from its 95% owned GC silver-zinc-lead (Ag-Zn-Pb) project in Guangdong Province, Southern China.  A total of 15 new mineralized veins have been discovered on the property and a Phase II 3,000-meter drill program to follow up on the success of the initial exploration program is planned for March 2009.

Since July 2008, the Company has drilled 10,083 meters (m) in 22 diamond drill holes on the GC deposit. The drill program was designed to: (i) upgrade the existing Inferred Mineral Resource in the April 2008 Technical Report on the GC project to the Measured and Indicated Resource categories through in-fill drilling, (ii) define the strike and down-dip extension of existing veins and (iii) identify new veins by step-out drilling.

As a result of this exploration, the Company has discovered 15 new Ag-Pb-Zn mineralized veins bringing the known veins on the project to 28 when combined with the 13 veins previously identified.  A soil geochemical survey (1:10,000 scale) was carried out through the collection of 535 samples within a 2.22 km2 area in the southern part of the property where no drilling had been previously performed.  Three new Ag-Zn-Pb geochemical anomalies observed to be over 500 m long and up to 250 m wide were identified, providing priority drill targets with the potential to host additional veins.

Significant assay results from the drill holes include:

•

Hole ZK2404 intersected three high-grade veins on Section 24:

(i) Vein V2 over 12.87 m assayed 215 g/t (6.92 oz/t) Ag, 2.78% Pb, 4.81% Zn and 0.54% Tin (Sn), including a 3.03 m interval grading 310 g/t (9.97 oz/t) Ag, 7.88% Pb, 7.06% Zn and 0.94% Sn;

(ii) Vein V6 over 5.5 m assayed 248 g/t (7.98 oz/t) Ag, 1.02% Pb, 3.21% Zn and 0.15% Sn, including a 1.45 m interval grading 836 g/t (26.88 oz/t) Ag, 2.23% Pb, 9.58% Zn and 0.25% Sn;

(iii) Vein V6-0 over 2.29 m assayed 461 g/t (14.82 oz/t) Ag, 4.48% Pb, 3.42% Zn and 0.23% Sn.

•

Hole ZK3606 intersected 0.91 m of the V2-1 vein on section 36 containing 780 g/t (25.08 oz/t) Ag, 0.65% Pb, 1.90% Zn and 1.49% Sn.

•

Hole ZK4402 intersected 2.67 m of the V5 vein on section 44 containing 399 g/t (12.82 oz/t) Ag, 3.09% Pb, 5.52% Zn and 0.32% Sn, including a 1.05 m section grading 838 g/t (26.88 oz/t) Ag, 7.15% Pb, 12.05% Zn and 0.40% Sn.

Newly Discovered High Grade Veins

Of the 15 newly discovered veins, nine veins containing high-grade Ag-Pb-Zn zones were intersected by multiple drill holes which determined their dimensions.  The characteristics of these veins are described below.  Of the remaining veins, V14, V15, V15-0 and V15-1 were only encountered by single drill holes and veins V12 and V9-0 only contained very low-grade mineralization.  As such they are not included in the descriptions below.

All of the veins strike northwesterly and dip to the southwest with a dipping angle ranging from 55 degrees to vertical, with the exception of vein V10-1 which extends to the northeast and dips steeply to the southeast.

V2-0 Vein – Located 4 to 36 m southwest of the V2 vein and intersected by 25 drill holes, the V2-0 vein has been exposed over 700 m along strike and 495 m along dip. The vein contains an average grade of 98 g/t Ag, 1.85% Pb, 3.44% Zn and 0.21% Sn over 0.49 m true width.

V6-0 Vein – This vein is parallel to and 25 to 30 m southwest of the V6 vein and was defined over 100 m along strike and 450 m along dip.  The vein was encountered by four drill holes and had an average grade of 461 g/t Ag, 4.48% Pb, 3.42% Zn and 0.23% Sn over 2.10 m true width.

V7-0 Vein – Located 15 to 50 m southwest of the V7 vein, vein V7-0 is observed to extend 933 m along strike and 627 m along dip.  It has been intersected by 31 drill holes and contains grades averaging 100 g/t Ag, 0.81% Pb, 3.36% Zn and 0.21% Sn over 0.77 m true width.

V8-0 and V8-1 Veins – Both veins are located southwest of Vein 8. Three veins are parallel to each other and are over tens of meters apart.  The veins vary between 0.30 to 0.40 m in true width and contain high-grade silver (greater than 10 oz/t).  V8-0 is exposed over 300 m along strike and 220 m along dip while V8-1 is observed to be 206 m in length and 97 m in height.

V9 Vein – This vein was intersected by 12 drill holes and contains grades averaging 94 g/t Ag, 1.30% Pb, 3.14% Zn and 0.13% Sn over 1.09 m true width.  The vein is located between the V5-1 and V8 veins and is exposed over 915 m along strike and 439 m along dip.

V9-1 Vein – This vein is set between the V8 and V9 veins and is observed to extend over 550 m along strike and 440 m along dip.  Eight drill holes encountered the vein.  The vein averages 83 g/t Ag, 1.34% Pb, 2.12% Zn and 0.16% Sn over 0.86 m true width.

V10-1 Vein – The vein is located 50 to 90 m southeast of the V10 vein and is defined by 14 drill holes.  It extends approximately 490 m in length and 277 m in height, containing an average grade of 72 g/t Ag, 1.27% Pb, 6.55% Zn and 0.27% Sn over 0.83 m true width.

V13 Vein – This vein is located between the V9-1 and V8 veins and is defined by four drill holes.  The vein is exposed over 500 m and 300 m along strike and dip, respectively.  The mineralized zone contained in the vein has grades averaging 93 g/t Ag, 0.60% Pb and 1.47% Zn over 1.78 m true width.

The drill results indicate that the high-grade zones of the two main mineralized deposits – the V2 and V6 veins – are open in the down dip direction and increase in grade along the dipping direction, which provides potential for high-grade resource growth. The results also show that high-grade, east-plunging mineralized zones over 550 m long within the V2 and V6 veins are present between sections 12 and 34.

Based on this successful drill program, a Phase II 3,000-metre drill program is planned to test: (1) the down-dip extension of newly defined high-grade mineralized zones, (2) the continuity of the high-grade blocks by in-fill drilling; and (3) the newly outlined geochemical anomalies in the southern part of the property. This drill program, budgeted at US$440,000, will start in March 2009 after the Chinese New Year.

Drill Hole Assay Results

Mineralized Veins	Section#	Drill Hole	Intersection		Interval	Elevation	Ag	Ag	Pb	Zn	Sn
			From (m)	To (m)	(m)	(m)	(g/t)	(oz/t)	(%)	(%)	(%)
V2	24	ZK2404	453.48	466.35	12.87	-150	215	6.92	2.79	4.81	0.54
		Including	453.48	456.51	3.03	-146	310	9.97	7.88	7.06	0.94
		Including	464.52	466.35	1.83	-155	329	10.58	0.68	2.46	0.47
	28	ZK2805	593.32	594.89	1.57	-280	143	4.60	3.29	2.67	0.18
	32	ZK3206	617.91	622.68	4.77	-234	139	4.48	0.71	8.15	0.32
	32	Including	620.88	622.68	1.80	-235	154	4.95	0.96	17.40	0.60
V2-0	48	ZK4804	182.44	183.15	0.71	51	550	17.68	11.40	1.88	0.14
V2-1	28	ZK2805	572.46	575.74	3.28	-264	178	5.72	0.25	0.23	0.09
	36	ZK3606	103.22	107.73	4.51	10	242	7.77	0.86	1.68	0.47
		Including	105.77	106.68	0.91	9	780	25.08	0.65	1.90	1.49
	36	ZK3607	493.22	494.05	0.83	-229	113	3.63	1.57	2.80	0.37
V5	28	ZK2804	235.40	236.00	0.60	-8	126	4.05	0.39	7.41	0.26
	40	ZK4003	138.10	139.00	0.90	146	193	6.21	1.27	3.51	0.07
	44	ZK4402	305.71	308.38	2.67	27	399	12.82	3.09	5.52	0.22
		Including	306.66	307.71	1.05	27	836	26.88	7.15	12.05	0.40
		ZK4404	480.35	480.60	0.25	-125	832	26.75	3.60	4.46	0.34
V5-1	28	ZK2804	207.20	208.63	1.43	15	200	6.43	1.35	3.19	0.32
	40	ZK4002	78.85	79.45	0.60	180	409	13.15	0.28	0.25	0.05
		ZK4003	66.55	68.44	1.89	199	113	3.63	0.12	0.11	0.04
	44	ZK4402	230.57	231.46	0.89	97	246	7.91	0.27	0.88	0.03
V6	8	ZK801	122.67	124.27	1.60	-16	115	3.69	0.18	1.62	0.07
	24	ZK2404	590.82	596.32	5.50	-262	248	7.98	1.02	3.21	0.15
		Including	592.70	594.15	1.45	-262	863	27.75	2.23	9.58	0.25
	44	ZK4403	323.58	324.70	1.12	-41	144	4.63	3.73	1.04	0.16
V6-0	24	ZK2404	574.91	577.20	2.29	-247	461	14.82	4.48	3.42	0.23
	44	ZK4403	292.43	293.82	1.39	-16	16	0.51	0.11	1.11	0.10
V7	28	ZK2804	337.06	338.30	1.24	-90	100	3.22	0.14	0.83	0.37
	44	ZK4403	95.00	95.50	0.50	146	261	8.39	3.59	15.30	1.06
	48	ZK4804	86.90	87.43	0.53	142	101	3.25	0.02	1.14	0.06
V7-0	48	ZK4804	35.45	37.20	1.75	191	218	7.01	0.36	0.02	0.07
V7-1	24	ZK2404	281.70	282.20	0.50	-1	186	5.98	4.25	2.66	0.38
	28	ZK2804	272.20	272.82	0.62	-38	222	7.14	0.17	2.61	0.43
	36	ZK3607	305.15	307.40	2.25	-53	116	3.73	0.88	2.63	0.19

V8	28	ZK2806	213.50	214.34	0.84	33	143	4.60	1.03	2.63	0.26
V8-0	32	ZK3206	35.84	36.81	0.97	201	742	23.86	0.14	0.22	0.03
	32	ZK3207	176.48	176.84	0.36	69	265	8.52	0.09	0.30	0.01
V8-1	32	ZK3206	25.41	26.06	0.65	209	396	12.73	2.22	1.14	0.27
V9	28	ZK2805	296.77	298.40	1.63	-43	133	4.28	3.79	2.36	0.06
	32	ZK3206	331.15	333.05	1.90	-18	120	3.86	1.34	3.97	0.07
		ZK3207	486.29	489.79	3.50	-195	88	2.82	0.45	4.15	0.28
	44	ZK4402	131.50	132.10	0.60	189	249	8.01	0.95	3.50	0.07
		ZK4404	294.95	295.40	0.45	43	285	9.16	0.07	15.35	0.18
V9-0	28	ZK2805	287.50	288.44	0.94	-36	207	6.66	5.55	2.96	0.13
V9-1	28	ZK2806	455.20	456.08	0.88	-182	131	4.21	2.82	3.10	0.15
	44	ZK4404	193.80	194.30	0.50	135	273	8.78	3.24	0.84	0.07
V10-1	40	ZK4002	128.00	128.90	0.90	137	275	8.84	7.40	7.26	0.13
		ZK4003	130.10	130.70	0.60	152	258	8.29	0.16	21.80	0.27
	109	ZK10901	356.43	356.88	0.45	-6	90	2.89	3.55	6.11	0.08
V13	28	ZK2805	138.70	140.02	1.32	82	133	4.28	0.70	2.14	0.11
		Including	139.72	140.02	0.30	82	489	15.72	1.60	5.20	0.08
	40	ZK4004	26.80	27.94	1.14	264	319	10.26	0.13	0.09	0.06
V14	28	ZK2806	282.65	283.09	0.44	-29	149	4.79	10.45	1.97	0.16
V15	28	ZK2805	100.96	101.40	0.44	113	195	6.27	1.24	0.33	0.07
V15-0	28	ZK2805	90.45	91.87	1.42	121	181	5.83	0.43	0.77	0.06
V15-1	28	ZK2805	74.21	74.97	0.76	134	301	9.68	1.76	1.84	0.09

Drill hole plans, cross sections and longitudinal maps of the veins and geochemical anomalies will be posted on Silvercorp’s website at www.silvercorp.ca.

Michael Hibbitts, P.Geo., Silvercorp’s VP Operations, is the Qualified Person on the project as defined under National Instrument 43-101.  He has verified the information and has reviewed and approved the contents of this news release.

Quality Control

The Company has maintained a quality control program to ensure best practice in sampling and analysis of the samples.  Drill cores are NQ or BQ in size and drill core samples were taken from sawn half core for every 1.5 m or limited by apparent wall rock and mineralization contact. The samples are shipped directly in security sealed bags to ALS Chemex in Guangzhou, China (Certification ISO 9001), located approximately 180 km southeast of the GC property site.

Sample preparation consists of drying, crushing and splitting of the sample to 250 grams, then the sample is pulverized to 200 mesh. Ag, Pb and Zn in drill core samples were analyzed by aqua regia digestion and AAS. Soil samples were analyzed by aqua regia digestion and ME-ICP.  Tin was analyzed by fusing with peroxide, then leaching the melt and acidifying to precipitate out the tin for AAS finish.  Check samples including field duplicates and pulps are routinely sent to the Langfang Institute of Geochemical and Geophysical Exploration (Certification ISO 9001), located just south of Beijing.

Mine Permit Application

As mentioned in news announced on December 30, 2008, Silvercorp has been making progress on the mining permit application for the GC project. The key reports required for applying for a mining permit include a Resource Utilization Plan Report, an Environmental Assessment Report, a Geological Hazards Assessment Report and a Soil Conservation Plan Report.  The Company has received the notice of approval from the Ministry of Land and Resources (“MOLAR”) for the start of the mining permit application on the project and compilation of the various reports are either underway or are to be commenced shortly.

Once all required reports are completed and positive reviews or approvals are received, the application for the mining permit will be filed with the MOLAR in Beijing.  Based on the working guideline published by the MOLAR, it takes 45 business days for the MOLAR to make a decision after a completed application is submitted.

About Silvercorp Metals Inc.

Silvercorp Metals Inc., China’s largest primary silver producer, is engaged in the operation, development, acquisition and exploration of silver related mineral properties located in the People's Republic of China ("China"). Silvercorp is operating and developing silver-lead-zinc mines at the highly profitable Ying Mining Camp, in Henan Province, China.  The Company is also applying for a mining permit at the newly acquired 95% owned GC/SMT property to profitably mine and produce silver, lead and zinc metals in the Guangdong Province, China.  The Company's common shares are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone:(604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca, website: www.silvercorp.ca.

Statements in this press release other than purely historical information, including statements relating to the exploration potential, resource growth and future exploration plans and costs constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company does not undertake to update any forward-looking statements. We seek safe harbour.